SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For July 2005
Commission File Number 0-28800
______________________
DRDGOLD Limited
45 Empire Road
Parktown
Johannesburg, South Africa, 2193
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes          No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the
Registration Statement on Form F-3 (Registration No. 333-102800) and Registration
Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the
"Company") filed with the Securities and Exchange Commission on September 30, 2003
and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of July 2005, incorporated by reference herein:

Exhibit

99.1 Release dated July 28, 2005, entitled “REPORT ON ACTIVITIES FOR THE
FOURTH QUARTER ENDED JUNE 30, 2005”

3
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: July 28, 2005
By: / Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Report on activities for the fourth quarter ended
30 June 2005
D R D G O L D   L I M I T E D
(Formerly Durban Roodepoort Deep, Limited)
2 0 0 5   F I N A N C I A L   Y E A R
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DUR • ISIN Code: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY • ASX trading symbol: DRD (“DRDGOLD”)
KEY RESULTS SUMMARY
Quarter
Quarter
Quarter
12 months to
12 months to
Group
June 2005
March 2005
June 2004
June 2005
June 2004
Attributable gold production (*)
Australasian operations
oz
72 662
79 334
70 990
317 134
233 190
kg
2 259
2 467
2 208
9 864
7 253
South African operations
oz
64 752
60 733
76 294
251 902
329 972
kg
2 014
1 889
2 373
7 835
10 263
Discontinued operations
oz
-
47 584
81 181
199 850
341 861
kg
-
1 480
2 525
6 216
10 633
Group
oz
137 414
187 651
228 465
768 886
905 023
kg
4 273
5 836
7 106
23 915
28 149
Gold price received
US$/oz
432
431                395               423                391
R/kg
89 375
83 341
85 804
84 690
86 788
Capital expenditure
US$ million
4.6
1.3                4.5
18.4
23.2
R million
29.4
7.1              30.1
114.4
160.4
Cash operating costs
US$/oz
327
412               355                 376               344
ZAR/kg
67 498
81 222
76 031
75 122
76 209
* Attributable - Including Emperor Mines Limited (45.33%) and Crown Gold Recoveries (Pty) Limited (40%)
Group Results (Unaudited)
• DRDGOLD secures BEE deal over all South African operations
• Re-opening of Blyvoor No. 2 Sub-Shaft to proceed
• ERPM turned around successfully
• A$10 million Convertible Loan and operational
support for Emperor
KEY FEATURES

STOCK
Issued capital
296 206 048 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 326 348 457
Stock traded
JSE ASX NASDAQ FRANKFURT
Avg. volume for the quarter per day (000) 119 19 2 239 74
% of issued stock traded (annualized) 10 2 197 7
Price – High R8.09 A$1.42 US$1.18 Euro 0.94
– Low R4.15 A$0.76 US$0.30 Euro 0.50
– Close R5.69 A$1.12 US$0.88 Euro 0.77
SAFETY
With deep regret, we record the deaths of three people in work-related incidents at our South African operations during the quarter under review – one each at Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”), East Rand Proprietary Mines
Limited (“ERPM”) and Crown Gold Recoveries Limited (“CGR”). While this compares with five fatalities in the previous quarter, it marks a slight deterioration in the company’s Fatal Injury Frequency Rate (“FIFR”) from 0.50 to 0.52 due to a reduction in the total number of company employees and employees of contractors.
Encouragingly, both the Lost Time Injury Frequency Rate (“LTIFR”) and Serious Injury Frequency Rate (“SIFR”) declined quarter-
on-quarter – the former from 12.20 to 7.21 and the latter from 4.02 to 3.60 – and Blyvoor achieved one million fatality free shifts. Clearly, however, there is no place for complacency and we must strive for continuous improvement. Our focus on programmes to achieve positive changes in behaviour relating to workplace safety continues to be appropriate.
PRODUCTION
Group gold production was 27% lower at 137 414 ounces (4 273 kilograms) quarter on quarter, due mainly to the previously reported discontinuation of operations at the North West Operations (Buffelsfontein Gold Mines Limited) in South Africa
during March. Gold production at the South African operations during the quarter under review, however, increased by 7% to
64 752 ounces (2 014 kilograms).This reflects continuing positive turnarounds resulting from ongoing restructuring at the
Blyvoor and ERPM mines.
Australasian gold production at 72 662 ounces (2 259 kilograms) comprised 53% of the Group’s total but was 8% lower than in the previous quarter due to various operational difficulties experienced at Porgera,Tolukuma Gold Mines Limited (“ Tolukuma”)
and Emperor Mines Limited (“ Emperor”).These difficulties, and the corrective actions taken, are discussed later in this report.
CASH OPERATING COSTS
Group cash operating costs were 21% lower at US$327 per ounce, primarily due to the exclusion of the discontinued North
West Operations. Blyvoor continued to show very encouraging cash cost reductions while Tolukuma and Porgera both recorded reversals, reflecting lower production and fuel price increases.
GOLD MARKET REVIEW
The quarter can be divided into two halves, although not of equal proportion, as the company finally saw a weakening of the
Rand, which has been stubbornly strong for some time now.The currency moved from R6.22/US$ to end at R6.65/US$, seeing highs of R5.96/US$, and dipping as low as R6.88/US$.
While the first two months of the quarter (April/May) were still tough on the revenue line (average spot price was R85 338/kg)
the weaker Rand – brought about by interest rate cuts in South Africa and interest rate rises in the US, thus closing the yield differential – saw gold comfortably over the magical R90 000/kg barrier.This resulted in a spot gold price for the quarter of
R88 011/kg, slightly below our received gold price of R89 375/kg.
We are also encouraged by the continued interest in gold, especially in Exchange Traded Funds (“ETF”), which has seen gold in the ETF hit over 8 million ounces.This is gold out of circulation, which, combined with the more robust supply/demand fundamentals of the metal, should be an encouraging underpin for the US$ gold price for the remainder of the year.
As for South Africa, we believe the slightly weaker exchange rate, especially to the Euro and US dollar, can only be positive for the economy, which has grown robustly.The growth is somewhat skewed, however, as the export component and balance of payment, and thus current account, have suffered under the strong currency.

CORPORATE DEVELOPMENT
Today, simultaneously with these production results, DRDGOLD has announced that it has signed a Memorandum of
Understanding (“MOU”) with its established Black Economic Empowerment (“BEE”) partner, Khumo Bathong Holdings (Pty)
Limited (“KBH”), regarding the acquisition by KBH of a 15% stake in DRDGOLD’s South African operations.
The BEE transaction envisages the exchange of 45% of KBH’s 60% stake in CGR and ERPM for 15% of DRDGOLD’s wholly owned Blyvoor.The effect would be the ownership by KBH of 15% of DRDGOLD’s South African operations. DRDGOLD intends to facilitate the BEE transaction through vendor financing.
The MOU includes an option for KBH to lead a broad-based consortium in the acquisition of a further 11% of DRDGOLD’s
South African operations, the intention being to bring DRDGOLD into full compliance with the 10-year, 26% BEE equity requirement contained in the Mining Charter (“the BEE transaction”).
Dr MP Ncholo, Non-executive Chairman of DRDGOLD, has an interest in KBH greater than 35% and, as a result, in terms of the listing requirements of the JSE Limited, the BEE transactions will constitute small related party transactions. It is subject, therefore, to regulatory approvals and to confirmation by an appointed, independent expert that it is fair and reasonable to
DRDGOLD shareholders.
In a move related to the overall restructuring of DRDGOLD’s South African interests – specifically to position CGR’s Crown and
ERPM operations for growth – DRDGOLD has acquired from the Industrial Development Corporation (IDC) all of the IDC’s
CGR and ERPM debt through the issue of 4 451 219 DRDGOLD shares.
Australasian Operations
Quarter
Quarter % Quarter 12 months to 12 months to
Porgera (20% of the Joint Venture)
June 2005
March 2005 Change June 2004 June 2005 June 2004
Ore milled t'000
297
297                 -              327 1 200 941
Yield g/t
4.65
5.07              (8) 4.74 5.07 4.87
Gold produced oz
44 409
48 406                     (8) 49 834 195 394 147 475
kg
1 382
1 506 (8) 1 550 6 079 4 587
Capital expenditure US$ m
4.0
0.9         (343) (1.1) 11.7 4.1
ZAR m
25.4
5.0         (408) (7.2) 73.3 28.3
Cash operating costs US$/oz
227
191          (19) 179 186 196
ZAR/kg
46 715
37 073 (26) 41 396 37 293 43 480
Gold production declined 8% to 44 409 ounces (1 382 kilograms), reflecting an 8% decline in yield to 4.65 grams per ton (“g/t”)
(5.07 g/t) and ore milled unchanged at 297 000 tonnes.
The lower output was attributable mainly to production being severely restricted by wet weather and the unbudgeted removal of slip material from the West Wall instability. Mud from this instability covered high-grade Stage 4 ore and delayed access to
Stage 5, resulting in a lower feed grade. A plan to mitigate the effects of the West Wall instability is currently being prepared.
Cash operating costs were 19% higher at US$227 per ounce, reflecting lower production, costs associated with the West Wall failure and higher fuel and maintenance costs.
Quarter
Quarter % Quarter 12 months to 12 months to
Tolukuma
June 2005
March 2005 Change June 2004 June 2005 June 2004
Ore milled t'000
52
52                   -                   52 211 196
Yield g/t
11.21
11.27               (1) 12.65 11.24 13.60
Gold produced oz
18 769
18 878    (1) 21 156 76 314 85 715
kg
583
586                (1) 658 2 372 2 666
Capital expenditure US$ m
0.5
0.5                  - 2.8 3.4 6.0
ZAR m
3.7
3.2             (16) 18.9 21.3 41.3
Cash operating costs US$/oz
418
321              (30) 251 348 259
ZAR/kg
85 806
62 404               (38) 52 685 69 566 57 522

Gold production was down 1% at 18 769 ounces (583 kilograms) as a consequence of ore milled being static at 52 000 tonnes and yield slightly lower at 11.21 g/t.
Wet weather and power outages impacted negatively on access to planned higher-grade stope ore and resulted in delays in underground development, particularly of the declines.
An incident of sabotage of the mine’s hydro electric plant contributed to the power outage problem and to underground flooding. A lasting solution to the sabotage issue continues to be pursued with local community leaders.
Cash costs were 30% higher, reflecting the lower production arising from operational difficulties, higher fuel costs resulting both from price increases and from having to run the diesel generators for longer due to the hydro electric plant sabotage incident, and to higher than normal maintenance costs.
Quarter
Quarter % Quarter 12 months to 12 months to
Emperor (45.33% attributable)
June 2005
March 2005 Change June 2004 June 2005 June 2004
Ore milled t'000
45
63             (29)

Yield g/t
6.53
5.95              10
- 6.63 -
Gold produced oz
9 484
12 050
(22) - 45 426 -
kg
294
375            (22)
- 1 413 -
A 10% increase in yield to 6.53 g/t was insufficient to compensate for a 29% drop in ore milled, leading to a 22% decline in gold production to 9 484 ounces (294 kilograms).
The lower output was attributable to various factors, including winder problems on the Philip Shaft.These have now been resolved but affected production for two months of the quarter under review. Other contributors were heavy dilution and poor heavy vehicle availability.
During the quarter, the Emperor Board announced a plan to return the company’s Vatukoula Mine in Fiji to profitability.This followed an earlier announcement in which the company said it expected to report a loss from ordinary activities before income tax and exceptional items of about A$18 million for the year ended 30 June, 2005.
On 12 July, DRDGOLD announced a financing and operating package to assist Emperor with implementation of the plan, including a A$10 million Convertible Loan Facility, which is subject to Emperor shareholder approval to be sought at a meeting scheduled for 29 August 2005.
A key objective of the recovery plan, to be driven by recently appointed Chief Operating Officer Michael Marriott and General
Manager Sean O’Connor – both from DRDGOLD and whose services have been supplied in terms of an operating support agreement – is to drive development and reduce dilution, largely through workplace change, which has already begun.
The plan envisages production of some 650 000 tonnes of ore at an average grade of 8.00 g/t, delivering 145 000 ounces of gold for the current financial year.

South African Operations
Quarter
Quarter % Quarter 12 months to 12 months to
Blyvooruitzicht
June 2005
March 2005 Change June 2004 June 2005 June 2004
Area mined m
2
000
42
36             17 53 158 203
Development m
423
453 (7) 288 1 854 2 382
Face length m
1 187
1 234 (4) 1 990 1 348 2 064
Stoping width cm
110
108               2                   109 109 110
Ore milled
Underground t'000
138
140             (1) 207 587 831
Surface t'000
807
780 3 719 2 932 2 287
Total t'000
945
920                3                  926                3 519                   3 118
Yield
Underground g/t
7.83
7.36               6                 6.59 7.31 7.42
Surface g/t
0.25
0.27            (8) 0.31 0.25 0.47
Total g/t
1.36
1.35               1                 1.72 1.43 2.33
Gold produced
Underground oz
34 755
33 115 5 43 886 137 958 198 211
kg
1 081
1 030 5 1 365 4 291 6 165
Surface oz
6 559
6 880 (5) 7 201 23 920 34 883
kg
204
214             (5) 224 744 1 085
Total oz
41 314
39 995 3 51 087 161 878 233 094
kg
1 285
1 244 3 1 589 5 035 7 250
Capital expenditure US$ m
0.1
(0.1) (201) 1.2                   (0.1) 8.8
ZAR m
0.3
(0.6) (150) 7.2                   (0.7) 60.4
Cash operating costs US$/oz
393
422                7                  467 453 385
ZAR/kg
81 545
81 606 - 99 922 90 598 85 453
Total gold production increased by 3% to 41 314 ounces (1 285 kilograms) quarter-on-quarter, mainly as a result of a 6%
increase in underground yield.
Productivity, in terms of grams per total employee costed (“g/tec”) was marginally lower at 122.72 g/tec. Continuing improvement is expected to result both from a tripling in the rate of training and coaching for in-stope personnel and from action steps to further reduce the average temperature at working faces.
Area mined increased by 17% to 42 000 m
2
. Opening up of previously mined areas improved by 17% to 1 080 metres.
Development at 423 metres, however, was 7% lower, primarily due to ore pass hang-ups.The addressing of this problem, together with an incentive scheme for development crews, is expected to accelerate the pace of development.
The increase in underground yield to 7.83 g/t, resulting mainly from improved face advance in higher grade areas on the eastern side of No. 5 Shaft, more than offset a slight decline in underground ore milled, leading to a 5% increase in underground gold production to 34 755 ounces (1 081 kilograms).The mine’s strategy to improve its mine call factor (“MCF”) continued during the quarter with a focus on communication of daily targets, better drilling quality and improved blasting efficiencies. Settler dam cleaning and renovations to pumps at No. 5 Shaft, paid out of working costs, has resulted in more efficient mud pumping and a reduction in gold losses.
Although Slimes Dam Project surface material milled rose by 3% to 807 000 tonnes, surface yield was 8% lower at 0.25 g/t, resulting in a 5% reduction in surface gold production to 6 559 ounces (204 kilograms).The project turnaround continues and is operating well beyond design capacity.
Overall cash costs continued to decline satisfactorily, for the quarter under review by 7% to US$393 per ounce, reflecting operational improvements.

An agreement reached with the mine’s workforce on a revised working calendar at the end of the second quarter, in terms of which Saturdays are worked in return for weekends off following pay-days, has already resulted in a significant reduction in lost
shifts.The agreement is effective until the end of the March 2006 quarter.
Two projects at Blyvoor with a total capital cost of R82.8 million – the re-establishment of mining operations from the No. 2
Sub-Shaft in two phases costing R80.5 million and a R2.3 million expansion of the Slimes Dam Project – will be presented to the
DRDGOLD Board of Directors for approval when it meets on 24 August.
In total, the No. 2 Sub-Shaft project is expected to yield some 770 491 oz (24 772 kg) of gold from 2.4 million tonnes of ore with an average delivered grade of 8.16 g/t, restoring Blyvoor’s life to 17 years.
The project – the first phase of which has been modeled at a gold price of R84 056 per kilogram – is cost-sensitive, however, and could be jeopardized by excessive increases in major items such as wages, which account for 49% of total working costs.
Decommissioned in 1993 by the previous owners, the No. 2 Main Shaft has deteriorated beyond repair but the No. 2 Sub-Shaft is accessible from both Nos 5 and 6 Shafts on 15 and 33 levels. Phase 1 of the project, costing R23.1 million, began during the quarter and involves re-equipping 15 level. Main Reef and Carbon Leader ore reserves accessed en route to the No. 2 Sub-Shaft will be mined to offset the cost of the first phase.
In phase 2, scheduled to begin in March 2006, the sub-shaft, winders, ropes and conveyances will be repaired and refurbished, and mine levels 17 to 31 equipped at an estimated cost of R53.6 million.The No. 2 Sub-Shaft project is expected to deliver
2.4 million tonnes of ore, with an average grade of 8.16 g/t, to the Blyvoor plant.
The expansion of the Slimes Dam Project – scheduled for completion by the end of the September 2005 quarter, involves the installation of an additional pump and wider gauge pipes on the residue pipeline from the plant in order to ease congestion and further improve plant efficiency, together with the implementation of a number of in-plant process upgrades to ease maintenance demands.
A 15% increase in volume, to approximately 300 000 tonnes per month, a 12% increase on gold production to 74 kilograms a month, a slight reduction in operating costs to R12.50 per tonne, and an additional contribution of R450 000 a month are
expected.The capital cost of the expansion was minimized by acquiring pipes, pumps and valves second-hand from AngloGold
Ashanti’s Ergo surface reclamation operation which closed earlier in the year.

Quarter
Quarter % Quarter 12 months to 12 months to
Crown (40% attributable)
June 2005
March 2005 Change June 2004 June 2005 June 2004
Ore milled t'000
904
841 7 952 3 552 4 011
Yield g/t
0.37
0.39            (5) 0.41 0.40 0.40
Gold produced oz
10 886
10 643 2 12 603 45 424 51 982
kg
339
331               2                392 1 413                   1 617
Cash operating costs US$/oz
397
428               7                   334 395 343
ZAR/kg
81 879
82 723 1 70 743 78 890 75 967
Although overall yield was 5% lower at 0.37 g/t, tonnage treated was 7% higher at 904 000 tonnes, resulting in a 2% increase in gold production to 10 886 ounces (339 kilograms).
While the Crown plant’s tonnage for the quarter improved due to the successful commissioning of the 3L17 reclamation site, the low yield of material from the established Consolidated Main Reef (“CMR”) site reporting to the Crown plant at the start of the quarter accounted for the lower overall yield. Problems with rock from the CMR site experienced during the previous quarter were overcome successfully.
The City Deep and Knights plants were primarily responsible for the increase in tonnage treated as the Crown plant’s tonnages continued to be compromised by pipeline difficulties.These could continue until the pipeline replacement project underway is completed in nine months’ time.
Work continues to bring the new CMR (2/A/1) reclamation site on stream. Material from this site will report to the Crown plant.
Quarter
Quarter % Quarter 12 months to 12 months to
ERPM (40% attributable)
June 2005
March 2005 Change June 2004 June 2005 June 2004
Area mined m
2
# 000
18
16              13 29 75 128
Development # m
513
253           103 240 948 2 585
Face length # m
715
694 3 1 081 716 1 253
Stoping width # cm
127
126                1                 140 129 126
Ore milled
Underground t'000
33
30             10 56 145 230
Surface t'000
193
197             (2) 86 752 87
Total t'000
226
227                -                   142 897 317
Yield
Underground g/t
9.18
7.61            21                   6.61 7.58 5.97
Surface g/t
0.44
0.42              5                   0.26 0.38 0.25
Total g/t
1.72
1.38            25                   2.75 1.55 4.40
Gold produced
Underground oz
9 800
7 433 33 11 896 35 392 44 189
kg
305
231 33 370 1 101 1 374
Surface oz
2 752
2 662 2 708 9 208 707
kg
85
83                2 22 286 22
Total oz
12 552
10 095 24 12 604 44 600 44 896
kg
390
314              24 392                 1 387 1 396
Cash operating costs US$/oz
370
462              20 334 411 367
ZAR/kg
76 395
89 408 15 70 801 82 287 81 543
#
Represents total mine
Overall gold production rose by 24% to 12 552 ounces (390 kilograms), mainly as a result of a 33% increase in underground gold production to 9 800 ounces (305 kilograms).
The increase in underground gold production was due mainly to a 21% increase in yield to 9.18 g/t; area mined at 18 000 m
2
and underground ore milled was 10% higher at 33 000 tonnes. Other contributory factors, however, included a concerted campaign to improve sweepings and the resolution during April of technical problems on both the rock hoist and decline belt between 70 and 75 levels at Far East Vertical Shaft (“FEV”) that impacted negatively on production in the previous quarter.

Productivity in terms of grams per total employee costed improved by 25% to 129.84 g/tec, reflecting the improved yield.
Development increased by 103% to 513 metres for the quarter.
Gold production from the Cason Dump surface retreatment operation increased by 2% to 2 752 ounces (85 kilograms), a 5%
increase in yield to 0.44 g/t compensating for a 2% decline in material milled to 193 000 tonnes.
The first phase of the three-phase plugging project to isolate FEV from the rest of the mine is on schedule for completion at the end of July and on budget. Work on phase two has begun. Meanwhile, three phases of an eight-phase programme to upgrade pumping facilities at FEV have been completed.The three-year programme, costing some R24 million, will be paid for out of working costs, supplemented by the continuing Government pumping subsidy.
Salvaging operations at the discontinued Hercules Shaft were completed during the quarter, the sale of scrap generating close to
R1 million. Surface reclamation is 95% complete and surface rehabilitation, including the dismantling of the headgear, is scheduled to begin shortly.
Underground reclamation at Central Shaft has been completed and the shaft placed on care and maintenance. Management is co-operating with the Department of Water Affairs and the Council for Geoscience on an investigation to determine the feasibility of diverting water from the Central Wits Basin to the Elsburg Vlei via an underground tunnel from Central Shaft, and of constructing a purification plant to render the water suitable for commercial re-use.
Following a preliminary investigation into the feasibility of extending ERPM’s ore reserve into the neighbouring Sallies lease area, application has been made to the Department of Minerals and Energy for a prospecting license. If the license is granted, and should the ensuing prospecting prove successful, there is potential to significantly increase the life of ERPM’s underground mining operations.
Discontinued Operations
North West (Hartebeestfontein
Quarter
Quarter % Quarter 12 months to 12 months to
and Buffelsfontein mines)
June 2005
March 2005 Change June 2004 June 2005 June 2004
Area mined m
2
000 - 70         (100) 91 243 355
Development m - 7 366 (100) 11 017 26 148 41 756
Face length m - 2 404 (100) 3 147 2 759 3 101
Stoping width cm - 120         (100) 118 120 120
Ore milled
Underground
t'000 - 246        (100) 396 986 1 665
Surface t'000 - 320        (100) 63 884 1 493
Total t'000 - 566        (100) 459 1 870 3 158
Yield
Underground
g/t - 4.68       (100) 5.84 5.44 5.58
Surface g/t - 1.03       (100) 3.38 0.96 0.90
Total g/t - 2.61       (100) 5.50 3.32 3.37
Gold produced
Underground
oz - 37 006 (100) 74 333 172 522 298 681
kg - 1 151 (100) 2 312 5 366 9 290
Surface oz - 10 578 (100) 6 848 27 328 43 180
kg - 329         (100) 213 850 1 343
Total oz - 47 584 (100) 81 181 199 850 341 861
kg - 1 480 (100) 2 525 6 216 10 633
Capital expenditure US$ m - (0.1) (100) 1.7                     3.3                        4.3
ZAR m - (0.7) (100) 11.0                   20.3                      29.8
Cash operating costs US$/oz - 665            100 421 508 400
ZAR/kg - 133 275 100 88 341 101 701 88 710

Buffelsfontein Gold Mines Limited, a wholly owned subsidiary of DRDGOLD and operator of the Buffelsfontein and
Hartebeestfontein mines – better known as DRDGOLD North West Operations – was provisionally liquidated on 22 March
2005.
All operations were suspended on that date and the company was placed under the control of three provisional liquidators appointed by the High Court. During the quarter, the provisional liquidators appointed Simmer & Jack Limited to manage and preserve the mine, and to conduct limited surface mining on their behalf. Discussions are ongoing between the provisional liquidators and Simmer & Jack Limited to negotiate terms for the acquisition of Buffelsfontein Gold Mines Limited.
A claim for damage and production losses arising from the earthquake that struck the North West Operations on 9 March
2005 has been lodged with insurers, for the benefit of the provisional liquidators.
CASH OPERATING COSTS
Cash operating costs per ounce are non-US GAAP financial measures that should not be considered by investors in isolation or as alternatives to production costs. While the Gold Institute has provided definitions for the calculation of cash operating costs, the calculation of cash costs per ounce may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that cash operating costs per ounce are useful indicators to investors and management of an individual mine’s performance and of the performance of our operations as a whole as they provide:
– an indication of a mine’s profitability and efficiency;
– the trend in costs;
– a measure of a mine’s margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; and
– a benchmark of performance to allow for comparison against other mines and mining companies.
A reconciliation of cash operating costs to production costs for the three months ended 30 June 2005; 31 March 2005; and
twelve months ended 30 June 2005, is presented below:
Reconciliation of Non-Gaap financial measures
For the three months ending
Continued
Discontinued
30 June 2005
Blyvoor Tolukuma Porgera
operations
operations Group
Cash operating costs US$ 000 16 225 7 838 10 091
34 154
- 34 154
Adjust for:
Revenue from byproducts US$ 000 (96) (295) 2 548
2 157
- 2 157
Other non cash operating costs US$ 000 73 573 (618)
28
231 259
Production costs 16 202 8 116 12 021
36 339
231 36 570
Cash operating costs US$/oz 393 418 227
327
- 327
For the three months ending
Continued
Discontinued
31 March 2005 (Restated)
Blyvoor Tolukuma Porgera
operations
operations Group
Cash operating costs US$ 000 16 888 6 066 9 240
32 194
31 625 63 819
Adjust for:
Revenue from byproducts
US$ 000 - (309) (2 667)
(2 976)
- (2 976)
Other non cash operating costs US$ 000 148 835 751
1 734
674 2 408
Production costs 17 036 6 592 7 324
30 952
32 299 63 251
Cash operating costs US$/oz 422 321 191
300
665 412
For the twelve months ending
Continued
Discontinued
30 June 2005
Blyvoor Tolukuma Porgera
operations
operations Group
Cash operating costs US$ 000 73 316 26 521 36 437
136 274
101 606    237 880
Adjust for:
Revenue from byproducts
US$ 000 (142) (1 161) (226)
(1 529)
(15) (1 544)
Other non cash operating costs US$ 000 554 2 561 1 659
4 774
3 146 7 920
Production costs 73 728 27 921 37 870
139 519
104 737     244 256
Cash operating costs US$/oz 453 348 186
314
508           376

For the three months ending
Continued
Discontinued
30 June 2005
Blyvoor Tolukuma Porgera
operations
operations Group
Cash operating costs ZAR 000 104 785 50 025 64 560
219 370
-   219 370
Adjust for:
Revenue from byproducts
ZAR 000 (595) (1 891) 15 665
13 179
- 13 179
Other non cash operating costs ZAR 000 485 3 694 (3 693)
486
1 573 2 059
Production costs 104 675 51 828 76 532
233 035
1 573  234 608
Cash operating costs ZAR/kg 81 545 85 806 46 715
67 498
- 67 498
For the three months ending
Continued
Discontinued
31 March 2005
Blyvoor Tolukuma Porgera
operations
operations Group
Cash operating costs ZAR 000 101 518 36 569 55 832
193 919
197 247 391 166
Adjust for:
Revenue from byproducts
ZAR 000 - (1 868) (16 409)
(18 277)
-   (18 277)
Other non cash operating costs ZAR 000 894 5 072 4 533
10 499
4 072 14 571
Production costs. 102 412 39 773 43 956
186 141
201 319 387 460
Cash operating costs ZAR/kg 81 606 62 404 37 073
58 129
133 275 81 222
For the twelve months ending
Continued Discontinued
30 June 2005
Blyvoor Tolukuma Porgera
operations
operations Group
Cash operating costs ZAR 000 456 162 165 011 226 707 847 880 632 174 1 480 054
Adjust for:
Revenue from byproducts
ZAR 000 (881) (7 222) (1406) (9 509) (95) (9 604)
Other non cash operating costs ZAR 000 3 447 15 932 10 322 29 701 19 573 49 274
Production costs 458 728 173 721 235 623 868 072 651 652 1 519 724
Cash operating costs ZAR/kg 90 598 69 566 37 293 62 871 101 701 75 122
EXPLORATION - TOLUKUMA
Brownfields on mine site
The major focus on exploration during the quarter has been to evaluate the encouraging drilling results achieved on several newly-discovered structures within the Mining Lease. Results of intersections on the Fundoot and Gulbadi Red structures have been reported in prior quarters but include bonanza grades up to 60 g/t of gold over a width of 1.8 metres with individual sample results up to 148.7 g/t of gold over 0.6 meter.These bonanza grades are frequently associated with visible gold in the drill core.
Consulting geologists have undertaken a detailed interpretation of all the existing mine data together with those from recent
drilling.The outcome is a greatly improved understanding of the structural controls to gold mineralisation. As a result a total of 16 drill targets have been identified within the immediate environs of the current mine workings and infrastructure.
A major drilling programme has been commenced to systematically test these targets on a prioritised basis over the coming year utilizing three surface drill rigs and two underground rigs. It is also proposed to acquire an additional underground rig to expedite resource infill drilling in order to convert discovery intersections to resources.
The abovementioned Fundoot and Gulbadi Red structures have been included in the mine’s latest resource estimates and are expected to contribute approximately 85 000 ounces to resources with the present data coverage. Further drilling is expected to increase this resource base.
Regional Papua New Guinea
Consultants have also been engaged to evaluate all the historic data from several exploration programmes with a focus on target generation and prioritisation of of future exploration.The company currently has in excess of 9 000 square kilometres of exploration title held through current Exploration Licenses (ELs), ELs under renewal and under application.These licenses are held in areas adjacent to and in a similar geological province to the Tolukuma mining lease.

ML104 EXPLORATION
120/Zine North Extension
After the completion of three drill holes at Mt Sen (EL 580) the drill rig was moved back to ML 104 to test the Far Northern area of the 120 Zine vein.The two holes (120/ZN009 and 120/ZN010) drilled intersected both targeted structures.These structures were found to continue down dip and along strike. Results are consistently low with the highest being 1.3 metres at
1.8 g/t gold. Results from this area will be reviewed and if necessary additional surface work will be carried out before any additional drilling will be done.
Hole No
From depth(m)
To Depth(m)
True Width(m)
Au (g/t)
Ag (g/t)
120/ZN_009 100.6 102.2 1.1 0.3 6.0
120/ZN_009 121.0 122.9 1.3 1.8 3.0
Sawmill Vein
The Sawmill vein has been drilled from surface. A total of eight holes have been completed. A splay in SM007 returned a weighted average of 0.8 metre at 57.7 g/t of gold including 0.4 metre at 105.2 g/t of gold.This splay had abundant visible gold.
Although the splay was intersected in several other holes, the grades were not repeated which could have been due to the large core loss in the oxidized portion of the structure.
Hole No
From depth(m)
To Depth(m)
True Width(m)
Au (g/t)
Ag (g/t)
SM006 54.6 56.5 1.3 6.8 113.0
SM007 28.5 30.7 0.8 57.7 23.0
SM007 137.9 139.3 0.3 4.2 15.0
SM008 83.5 86.0 0.2 1.4 3.0
SM009 54.4 57.7 1.1 8.2 93.0
SM011 31.7 34.8 1.1 2.5 53.0
SM011 88.1 89.0 0.3 5.9 1.0
SM012 179.4 180.0 0.2 0.5 8.0
SM013 162.9 163.1 0.2 2.7 4.6
Underground LMA90 drilling
The drill rig completed the central and Northwestern area of the Degot/Fundoot. Work has indicated a high-grade zone with the following parametres:
Average width of the high grade zone 1.8 metres
Weighted average grade across structure 32.9 g/t of gold
Average height of high grade zone 50 metres
Average quartz width 0.8 metre
Weighted average quartz grade 71.9 g/t of gold
Strike length of high grade zone 170 metres

Underground drilling continued along the Milihamba drive, testing the Southwestern extent of the Degot/Fundoot and
Zine/Gulbadi structures.
Hole No
From depth(m)
To Depth(m)
True Width(m)
Au (g/t)
Ag (g/t)
TU048
254.2
255.3
0.3
1.3
9.0
TU050
188.9
194.0
1.3
2.2
15.0
TU051
148.9
154.9
4.5
3.7
6.0
TU051
184.7
186.7
1.6
0.4
3.0
TU052
210.1
210.7
0.5
4.1
25.0
TU054
137.6
140.6
2.8
0.2
3.0
TU055
80.0
83.0
1.5
0.1
2.0
Degot/Fundoot Northwest - Banana Surface Drilling
Three holes were drilled from surface to test the Northwestern extent of the Degot/Fundoot area and two holes were drilled in the Banana/Snake Creek area. Result summary:
Hole No
From depth(m)
To Depth(m)
True Width(m)
Au (g/t)
Ag (g/t)
DG014
155.1
155.7
0.3
0.2
15.0
DG015
101.0
101.7
0.4
2.9
146.0
BN007
22.7
24.9
1.7
0.3
23.0
BN008
40.2
40.7
0.4
0.1
29.6
DR PASEKA NCHOLO
Non-executive Chairman
MARK WELLESLEY-WOOD
Chief Executive Officer
28 July 2005
THIS REPORT DOES NOT CONSTITUTE AN OFFER OF SECURITIES
12
INVESTOR INFORMATION
AT 30 JUNE 2005
DIRECTORS
(* British) (** Australian) (*** American)
Independent non-executives:
D Blackmur **
GC Campbell *
Executives:
RP Hume
MM Wellesley-Wood (Chief Executive Officer) *
IL Murray (Chief Financial Officer)
Non-executives
Group Company Secretary:
MP Ncholo (Non-executive Chairman)
T Gwebu
J Turk ***
INVESTOR RELATIONS
For further information, contact Ilja Graulich at:
Tel: (+27-11) 219-8700 • Fax: (+27-11) 476-2637 • e-mail: ilja.graulich@za.drdgold.com • website: http://www.drdgold.com
299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa